UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cerus Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-21937
(State or other jurisdiction of incorporation)	(Commission file number)

1220 Concord Ave, Suite 600 Concord, California	94520
(Address of principal executive offices)	(Zip Code)

Chrystal N. Jensen

Chief Legal Officer and General Counsel

(925) 288-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
□	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Cerus Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this disclosure as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and this disclosure, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this disclosure, the Company contracts to manufacture one product which contains Conflict Minerals that are necessary to the functionality or production of such product (the “Necessary Conflict Minerals”). As discussed below, following the performance of a reasonable country-of-origin inquiry (“RCOI”) and due diligence on the source and chain of custody of the Necessary Conflict Minerals, the Company has reasonably concluded that is unable to definitively determine whether Necessary Conflict Minerals used in the manufacture of its Covered Product originated from a Covered Country.

This disclosure relates to one product, which is referred to in this disclosure as a “Covered Product”: (i) for which Conflict Minerals are necessary to its functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2024. For the Reporting Period, the INT-200 INTERCEPT Illuminator (the “Illuminator”) is the Covered Product.

Reasonable Country–of-Origin Inquiry

The Company has conducted a good faith reasonable country-of-origin inquiry regarding the Necessary Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. The Company’s RCOI comprises the conduct described under the caption “Description of Due Diligence Measures” below.

The Illuminator is manufactured by the Company’s contract manufacturer (the “Manufacturer”) according to the Company-provided specifications and contains over 850 components purchased by the Manufacturer from over 110 distributors or suppliers. Due to the Illuminator’s level of regulatory classification in most jurisdictions where the Company plans to sell the Illuminator, changes to its design or components will require significant regulatory review and approval. The Company received its first regulatory approval under the CE Certificate of Conformity in March 2025 for commercial sale and distribution of the Illuminator. The supply chain for components of the Illuminator is complex and includes primarily third-party suppliers or distributors between the Manufacturer of the Illuminator and the original sources of the Necessary Conflict Minerals contained therein. The Company does not purchase any Necessary Conflict Minerals directly from mines, smelters or refiners and does not make any purchases in any of the Covered Countries. Therefore, the Company must rely on the Manufacturer and its upstream component suppliers to provide information on the origin of the Conflict Minerals, if any, contained in the components and materials used in the manufacture of the Illuminator and to identify the applicable smelters and refiners of Necessary Conflict Minerals in the Company’s supply chain. The information provided by the Manufacturer and its upstream component suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, the Company’s ability to verify the accuracy of information reported by the Manufacturer and its upstream component suppliers is limited. Accordingly, the Company cannot provide absolute assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Illuminator.

The Company’s agreement with the Manufacturer of the Illuminator, among other things, requires the Manufacturer to provide to the Company a full report each year identifying the sources of any Necessary Conflict Minerals, if any, contained in the Illuminator. For the reporting period, January 1, 2024 to December 31, 2024, the Manufacturer provided its required report identifying the suppliers or distributors of components in the Illuminator manufactured during the Reporting Period that contained Necessary Conflict Minerals. Of the 854 components analyzed, approximately 31%, or 266 components, do not contain any Conflict Minerals. The remaining 69%, or 588 components, were further analyzed with respect to possible Conflict Minerals contained therein. Approximately 5%, or 45 components, did not originate from a Covered Country or did not originate from a smelter or refiner known to finance or benefit armed groups in the Covered Countries. Nearly 49%, or 414 components, were determined to be from a Covered Country but not from a smelter or refiner known to finance or benefit armed groups in the Covered Countries. Approximately 15%, or 129 components, were of an unknown origin or it was undeterminable if they originated from a smelter or refiner known to finance or benefit armed groups in the Covered Countries.

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from

Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company in the Conflict Minerals supply chain.

Description of Due Diligence Measures

The Company’s due diligence measures performed with respect to Covered Product manufactured during 2024 included the following:

Establish Strong Company Management Systems

•
Conflict Minerals Team. The Company’s Conflict Minerals management team for 2024 consisted of members of its manufacturing and legal departments, including its VP, Device Development, Hardware and Software and its Associate General Counsel to oversee the due diligence efforts and consider and address potential risks within the Company’s supply chain.
•
System of Controls and Transparency. The management team collectively devised a Conflict Minerals plan for management and supplier engagement. The system is designed to collect and retain the information necessary to support the Company’s conflict minerals inquiry and reporting.
•
Continued Engagement with Suppliers. The Company continues to engage its direct supplier in order to obtain the required upstream supplier information for components of the Covered Product.
•
Grievance Mechanism. The Company has an established Whistleblower Hotline. Customers, employees or other interested parties are able to use the Hotline to provide anonymous information about the Company, including grievances or other information related to Conflict Minerals.

Identify and Assess Risk in the Supply Chain

•
Partnered with the Company’s Manufacturer to obtain and analyze the data reported by upstream component suppliers to determine whether any suppliers provided Conflict Minerals for use in the manufacture of the Illuminator that were sourced from Covered Countries; and
•
Reviewed the reports completed by the Company’s Manufacturer for the Illuminator.

Design and Implement a Strategy to Respond to Identified Risks

As noted above under “Establish Strong Company Management Systems,” the Company has established a reporting protocol under which the Conflict Minerals management team reports risks arising from its diligence exercise to executives of the Company. The protocol is designed to enable the Conflicts Minerals management team to report, among other things, identified risks in the supply chain. The Company’s risk management strategy includes maintaining close contact with the Manufacturer in order to (a) obtain the required upstream supplier information for components of the Covered Product, (b) pursue the Company’s goal of having a conflict-free supply chain, and (c) attempt to influence the selection, to the extent practicable, of alternative upstream suppliers that can provide assurance that their components do not contain Conflict Minerals from Covered Countries that directly or indirectly finance armed groups in the Covered Countries.

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied on information collected and provided by its Manufacturer.

Annual Disclosure on Conflict Minerals

The Company expects to make its disclosures hereunder publicly available on an annual basis, as required by the Rule. A copy of the Company’s Conflict Minerals Disclosure will be publicly available on the Company’s website at http://www.cerus.com/Investors/Corporate-Governance/default.aspx.

Conclusions

Due to the large number of suppliers upstream of the Manufacturer for the Illuminator, as well as the relatively small percentage of the Manufacturer's business that the manufacture of the Illuminator comprises, the Company was unable to obtain complete information regarding every source and chain of custody for each of the components contained in the Illuminator. To the extent that smelter or refiner information was provided through the EICC templates at the “company-level” for components used in the manufacture of the Illuminator, the Company relied on such information. In the event such information was incomplete or unavailable, the Company determined that it did not have sufficient information to reasonably or reliably identify the particular smelters or refiners that processed the Conflict Minerals, if any, contained in such components of the Illuminator or the country of origin of such Conflict Minerals, if any. Due to the downstream position of the Company and the Manufacturer in the supply chain of these components, it has been difficult for the Manufacturer to obtain additional information from its upstream suppliers of components for the Illuminator.

Future Due Diligence and Risk Mitigation.

The Company expects to continue to work closely with the Manufacturer to influence the selection, to the extent practicable, of alternative upstream suppliers that can provide assurance that their components do not contain any Conflict Minerals from Covered Countries that directly or indirectly finance armed groups in the Covered Countries.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Form SD are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Form SD that are not strictly historical statements, including without limitation, the Company’s ability to ensure that components of the Illuminator that contain Conflict Minerals originate from non-Covered Countries, the Company’s intentions and expectations regarding future reporting, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “evaluates,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), including year-over-year changes experienced by upstream suppliers of the Illuminator components, inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others, as well as potential statutory or regulatory changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cerus Corporation

By: /s/ Chrystal N. Jensen Chrystal N. Jensen Chief Legal Officer and General Counsel	May 30, 2025